SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

Annual General Shareholders’ Meeting of ECOPETROL S.A.

The Chief Executive Officer of Ecopetrol S.A. hereby calls on shareholders to attend the Annual General Shareholders’ Meeting to be held on Thursday, March 24, 2011, starting at 9 a.m., at the International Center of Business and Exhibitions (Centro Internacional de Negocios y Exposiciones, Corferias), located on Carrera 37 No. 24 – 67, Bogota, Colombia.

The agenda for the meeting will be:

1.	Safety guidelines
2.	Quorum Verification
3.	Opening by the Chairman of the Board of Directors
4.	Approval of the Agenda
5.	Appointment of the Meeting’s President
6.	Appointment of the Commission in charge of reviewing elections and polling
7.	Appointment of the Commission in charge of reviewing and approving the minutes of the meeting
8.
Presentation of the report concerning the Board of Directors’ activities, the Board’s evaluation of the Chief Executive Officer’s performance, as well as the company’s compliance with the corporate governance code

9.	Presentation of 2010 performance reports by the Board of Directors and by the Chief Executive Officer of Ecopetrol S.A.
10.	Report by the Minority Shareholders Representative
11.	Review and discussion of Ecopetrol S.A.’s financial statements and consolidated financial statements as of December 31, 2010
12.	Review of the External Auditor’s Report
13.	Approval of reports presented by the Management and the External Auditor and approval of Financial Statements
14.	Approval of proposal for dividend distribution
15.	Election of the External Auditor and assignment of remuneration
16.	Election of the Board of Directors
17.	Approval of Amendments of Ecopetrol S.A.´s Bylaws
18.	Propositions and miscellaneous

From March 2, 2011 onwards, shareholders will exercise the right to inspect the books and documents that the Colombian Commercial Code refers to. This information may be reviewed at the Company’s main offices (Calle 37 No. 8-43 Bogota, Colombia), in a time schedule from 7:30 a.m. to 4:00 p.m.

The résumés of candidates for the Board of Directors and for the External Auditor are available to the shareholders on Ecopetrol Web site.

Shareholders that choose not to attend the Shareholders´ Meeting in person may be represented through a proxy, granted in writing, which complies with the requirements established under Colombian Commercial Law.  In order to help shareholders comply with proxy requirements, shareholders may download from the Ecopetrol website model forms for representation by proxy.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co      www.ecopetrol.com.co

PRESS RELEASE

Except for cases of legal representation, managers and employees of Ecopetrol S.A. shall not represent shares other than their own, while in exercise of their posts, or substitute the powers of attorney conferred to them. Additionally, they are not permitted to vote on the year-end financial statements.

Shareholders representation shall strictly comply with the rules established under Colombian Securities Law and Regulations regarding illegal, unauthorized and unsafe practices of the issuers of securities.

JAVIER G. GUTIERREZ PEMBERTHY
Chief Executive Officer

The meeting will be broadcasted live on local TV (Canal Institucional) and on Ecopetrol website.

RECOMMENDATIONS

• Have your identity document at hand, and if you are representing other shares, the respective proxy.
• In order to avoid the crowd and possible congestions, the doors of Corferias and the registration spots will be open from 7 a.m. onwards.
• Entry of accompanying persons will be allowed only for physically handicapped shareholders, elder adults and under aged.
• A kit will be provided to each attending shareholder.

For further information contact:

Shareholders’ Call Office
Calle 81 No. 19A-18, Edificio Country, Piso 2
Phone: Bogota: 307 70 75; rest of the country: 01 8000 113434
E-mail: accionistas@ecopetrol.com.co

Bogota, Colombia – February 22, 2011

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and it is entering into the biofuels business.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co      www.ecopetrol.com.co

PRESS RELEASE

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co      www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 21, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer